Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated August 23, 2004

STATOIL ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   ☒

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains a press release issued by Statoil ASA on August 23, 2004, entitled "New price assumptions for Statoil".

New price assumptions for Statoil

Statoil (OSE: STL, NYSE: STO) has decided to change its long-term oil price assumptions from USD 18 to 22 (2004USD) per barrel. Underlying factors give reason to expect a certain increase in long-term crude prices, and this is supported by a strengthened forward market.

Statoil is also going to test the profitability of investments at a crude price of USD 15 (2004USD) per barrel.

And it will change the NOK/USD exchange rate assumption from 7.50 to 6.75.

The group's goals for 2004 and 2007 remain unchanged, and are linked to the same oil price and exchange rate assumptions as previously.

Contact persons:
Mari Thjømøe, vice president for investor relations, + 47 90 77 78 24 (mobile).
Thore E Kristiansen, vice president for investor relations USA, +47 91 66 46 59 (mobile).

Kristofer Hetland, public affairs manager, +47 90 50 19 37 (mobile), +47 51 99 47 00 (office)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: August 23, 2004	By:	/S/ Eldar Sætre Eldar Sætre Acting Chief Financial Officer